SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                   ----------


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For February 21, 2003


                                 ING Groep N.V.
                               Amstelveenseweg 500
                                1081 KL Amsterdam
                                 The Netherlands


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.



                  Form 20-F       X                  Form 40-F

                             ------------                       -----------



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.



                    Yes                                No          X
                            ----------                        ------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:


(1) The Press Release issued on February 21, 2003.

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[ING GROUP LOGO]

     PRESS RELEASE

                                                     Amsterdam, 21 February 2003

ING GROUP FULL YEAR 2002: PROFIT EQUAL TO STRONG 2001 RESULT

All comparable figures in this press release relate to full year 2002 versus full year 2001, unless indicated otherwise

o  OPERATIONAL NET PROFIT EUR 4,253 MILLION; PER SHARE EUR 2.20, BOTH EQUAL TO
   2001

o  TOTAL INCOME EUR 76.5 BILLION (+3.2%, ORGANICALLY +4.7%)

o  TOTAL OPERATING EXPENSES -3.1% (ORGANICALLY -3.3%)

o CAPITAL BASE REMAINED STRONG: AT YEAR-END THE CAPITAL BASE OF ING VERZEKERINGEN N.V. WAS 169% OF LEGALLY REQUIRED LEVEL, TIER-1 RATIO OF ING BANK N.V. STOOD AT 7.31% VERSUS THE REGULATORY REQUIRED MINIMUM LEVEL OF 4%

o CAPITAL BASE STRENGTHENED BY USD 1.1 BILLION PERPETUAL SUBORDINATED LOAN AND EUR 650 MILLION SALE OF OWN SHARES

o  HIGH RISK COSTS IN BANKING AND HIGH INVESTMENT LOSSES IN INSURANCE

o  VALUE OF NEW LIFE INSURANCE BUSINESS WRITTEN EUR 519 MILLION (+54.5%)

o  ING DIRECT PROFITABLE IN FOURTH QUARTER; EXPANSION CONTINUES AT RAPID PACE

o TOTAL DIVIDEND OF EUR 0.97 PER ORDINARY SHARE, EQUAL TO 2001. FINAL DIVIDEND EUR 0.49 PER ORDINARY SHARE, IN STOCK OR CASH

CHAIRMAN'S STATEMENT
"Despite the extremely difficult economic and political environment we were able to match the strong result of 2001 thanks to our broad business mix and substantial expense reduction," said Ewald Kist, chairman of the Executive Board. "We respond to the new realities of the market by sharpening our focus on core businesses and strengths, for instance on savings and guaranteed products, pensions and developing markets. ING Direct continued to grow fast. It now has 5 million clients and is making a profit. ING continues to be a solid company to invest in and a reliable partner to do business with. Our capital base ratios remained on the safe side of our internal targets, which are far more conservative than the regulatory minimum levels. As announced in November 2002, we are taking measures to reinforce our capital base and make ING less vulnerable to stock market volatility. These measures already resulted in a marked improvement in key ratios in 2002 and will continue in 2003."

OUTLOOK 2003
As from 2003, ING has ended its policy of realising fixed and predetermined amounts of capital gains. In view of this and the current economic and political uncertainties, the Executive Board will not make a forecast for ING's result in 2003. The Executive Board remains convinced that ING Group has a solid base in core markets, is well-positioned in growth markets, will continue to exploit its many synergy opportunities successfully and is adequately responding to today's difficult market conditions.

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
PRESS CONFERENCE 21 FEBRUARY 2003 AT 9 A.M. CET, IN       ANALYST CONFERENCE CALL: 21 FEBRUARY 2003, 4 P.M. CET
ING HOUSE, AMSTELVEENSEWEG 500, 1081 KL AMSTERDAM.        Analyst presentation available at 9 a.m. CET via
                                                          www.ing.com/group. Listen-in mode only:
Live webcast via a direct link at www.ing.com/group.          The Netherlands: +31 (0) 45 631 6902
Press presentation available at http://press.ing.com at       United Kingdom: + 44 (0) 208 400 6353
9 a.m. CET                                                    North America: +1 303 262 2130
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

MEDIA RELATIONS: +31 20 541 5446    INVESTOR RELATIONS: +31 20 541 5462   INTERNET: www.ing.com/group
----------------------------------------------------------------------------------------------------------------

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CAPITAL BASE
ING was able to absorb substantial book value losses caused by the continued fall of stock markets indices without the capital base of both the insurance and banking operations dropping below their internal minimum levels. These internal levels are well-above legally required levels.

Nonetheless, in November, ING announced a series of measures to shore up the capital base in order to continue to be able to withstand potential future volatility of stocks and real estate. Through year-end 2002, USD 1.1 billion was raised by the issue of a subordinated perpetual loan and EUR 650 million by the sale of own shares that were unlocked after ING changed its method to hedge the price risk of employee stock options. ING will propose to the Annual General Meeting of Shareholders in April 2003 to introduce optional cash/stock dividend as from the final dividend 2002 and fully fund the cash element by issuing and selling to the market the depositary receipts that would have been issued if stock would have been chosen instead of cash. Various other measures such as reduction of the risk-weighted assets of the banking operations also improve capital adequacy ratios. In addition, the risk of further negative revaluation of equity investments has been limited by hedging transactions to an amount of EUR 3 billion and the sale of equities to an amount of EUR 2 billion.

End of period, the capital base of ING Verzekeringen N.V. amounted to EUR 14.7 billion, well in excess (169%) of the legally required level of EUR 8.7 billion. The tier-1 ratio and the BIS ratio of ING Bank N.V. ended the year at 7.31% and 10.98% respectively, both well above the regulatory required minimum levels of 4% and 8% respectively.

GROUP FINANCIAL HIGHLIGHTS

-------------------------------------------------------------------------------------------------------------
TABLE 1. KEY PROFIT AND LOSS FIGURES ING GROUP
                                                                     %           Q4          Q4            %
in EUR x million                         2001         2002      change         2001        2002       change
-------------------------------------------------------------------------------------------------------------
Total income                           74,163       76,521         3.2       20,522      18,414       - 10.3
- insurance operations                 63,077       65,337         3.6       17,732      15,866       - 10.5
- banking operations                   11,111       11,201         0.8        2,800       2,554      -   8.8

Operational net profit                  4,252        4,253         0.0          948         925      -   2.4
- insurance operations                  2,810        3,358        19.5          694         880         26.8
- banking operations                    1,442          895       -37.9          254          45       - 82.3

Net profit                              4,577        4,500      -  1.7          948         922       -  2.7
in EUR
Operational net profit per share         2.20         2.20         0.0         0.49        0.48       -  2.0
-------------------------------------------------------------------------------------------------------------

INCOME
Total income increased by 3.2% to EUR 76.5 billion. The organic increase (excluding acquisitions/divestments and exchange rate fluctuations) was 4.7%. Insurance income rose 3.6% to EUR 65.3 billion (organically +5.7%). Life premiums increased organically by 4.6% to EUR 44.4 billion. Premium income from non-life insurance advanced by 34.1% to EUR 7.9 billion, which is to a large extent due to the acquisition of ING Comercial America in Mexico. The organic increase was 19.0%. Total income from banking increased 0.8% to EUR 11.2 billion. A healthy rise in the interest result just outstripped a strong decrease in other income.

EFFICIENCY
Total operating expenses decreased by 3.1% (organically -3.3%). This was largely due to restructuring, integration and tight cost control. The total number of staff rose by 2,700 to 115,800 full-time equivalents. This number includes the impact of consolidations and divestments (among others the consolidation of ING Vysya Bank in India, DiBa and Toplease, and the divestment ING Life Philippines). Excluding these changes, the total number of staff was reduced by 2,700, mainly reflecting restructuring of the US life operations and international wholesale banking.

Operating expenses of the insurance operations decreased organically by 8.8%. The integration and restructuring process in the US resulted in an outstanding 17.5% reduction of operating expenses. The difference between the premium growth and the expense growth was +16.1%-points (excluding GICs and the impact of the joint venture with ANZ in Australia), well above the target of at least +2%-points.

Total operating expenses in banking increased by 1.4% (organically +0.1%). Excluding the fast expanding activities of ING Direct and the restructuring provision for international wholesale banking, operating expenses were 2.9% lower. The efficiency ratio of the banking operations (excluding ING Direct and the restructuring provision) improved to 71.0% from 71.7% in 2001.

PROFIT DEVELOPMENT
At EUR 4,253 million, total operational net profit in 2002 equalled 2001's high result of EUR 4,252 million.

Operational profit before taxation decreased by 1.7% to EUR 5,641 million. Excluding the strong impact of risk costs in banking and investment losses in insurance, the gross result improved by 15.3% to EUR 7,629 million. The effective tax rate decreased from 20.3% to 18.7%, among others due to tax-exempt realised gains (e.g. sale of Cedel shares and the ANZ transaction) and the release of a tax provision.

Operational net profit from insurance was 19.5% higher at EUR 3,358 million. The gross result before taxation of the insurance operations - i.e. before investment losses - increased by 27.8% to EUR 4,726 million. Results in the Netherlands, North America, Asia and Australia improved. Cost control leading to an overall reduction in expenses contributed significantly to the improvement. The formation of the joint venture life and mutual fund operations in Australia with ANZ (ING 51% ownership) led to a one-off addition to operational net profit of EUR 222 million. Gross investment losses on fixed income securities of the insurance operations were EUR 630 million - equalling 48 basis points of the total fixed income investment portfolio - against EUR 376 million a year ago.

Operational net profit of the banking operations decreased by 37.9% to EUR 895 million. The decrease was caused by sharply higher risk costs. The gross result before taxation from banking - i.e. before risk costs - decreased slightly by 0.6% to EUR 2,903 million. The strong increase in the interest result compensated the big drop in other income. Total operating expenses - including the restructuring provision for international wholesale banking of EUR 128 million and the expense growth of ING Direct - were slightly higher. Risk costs were strongly higher throughout the year but especially in the fourth quarter. In the fourth quarter a provision was created with respect to a potential loss on National Century Financial Enterprises in the US. Total loan loss provisioning in 2002 was EUR 1,435 million, equal to 59 basis points of average credit risk weighted assets compared to EUR 750 million (33 basis points) a year ago.

RETURN ON EQUITY
The operational net return on equity increased from 18.4% in 2001 to 21.6% in 2002 reflecting a decrease in shareholders' equity. The return on equity of the insurance operations was 24.6% against 16.9% in 2001. The risk-adjusted return on capital (RAROC) of ING's banking operations was 13.3% compared to 13.5% for 2001 (pre-tax and excluding ING Direct). Also excluding the restructuring provision for international wholesale banking, RAROC was 14.2%.

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OPERATIONAL REALISED CAPITAL GAINS
As planned, ING realised net capital gains on equity investments of the insurance operations of EUR 820 million against EUR 713 million a year ago (+15%). Net realised capital gains on real estate were EUR 220 million compared to EUR 147 million in 2001. At year-end 2002, the revaluation reserve of equity investments of the insurance operations was EUR 0.8 billion and close to zero on 20 February 2003.

Starting in 2003, ING will realise capital gains on equities depending on market opportunities thereby ending its policy of increasing these gains at a fixed and predetermined pace.

DOLLAR HEDGE
The euro value of the results of ING's life insurance operations in the US and Canada is protected from depreciation of the US and Canadian dollar. For the year 2001 and 2002, these results were fully hedged at a EUR/USD exchange rate of 0.879. The hedge contributed EUR 55 million to operational net profit (2001:
EUR 14 million).

In anticipation of a further strengthening of the euro versus the US dollar, ING has also hedged the expected profits of the US insurance operations for the years 2003 and 2004 at a EUR/USD exchange rate of 0.920 and 0.922 respectively.

VALUE OF NEW BUSINESS AND EMBEDDED VALUE LIFE OPERATIONS
The value of new life insurance business written during 2002 was EUR 519 million, a substantial increase over the 2001 level of EUR 336 million (revised) in 2001. About half of the value of new business arises from the insurance operations in developing markets. At the end of 2002, the total embedded value of ING's life insurance operations was EUR 23.3 billion compared to EUR 25.8 billion at year-end 2001. The decrease mainly reflects the impact of lower stock prices, credit-related losses and lower currency exchange rates versus the euro. (For more details, see appendix 8. Additional embedded value information.)

ACCELERATED AMORTISATION OF DEFERRED ACQUISITION COSTS (DAC)
In the US, policy acquisition costs such as sales commissions are deferred and subsequently amortised as a percentage of future gross profits. Depressed level of assets under management and revisions to future assumptions reduced expected future profits. This necessitated a higher DAC write-off in 2002. As from the third quarter, ING utilized more conservative assumptions to determine the estimated future gross profits of its US variable business. This decision, combined with lower current levels of equity-linked assets under management, caused an acceleration of DAC amortisation. Along with the net impact from the guaranteed benefits on variable products this resulted in a charge of EUR 281 million in 2002 (2001: EUR 18 million).

DIVIDEND
For 2002, a total dividend is proposed of EUR 0.97 per (depositary receipt for an) ordinary share, which is equal to the 2001 dividend. Taking into account the interim dividend of EUR 0.48 made payable in September 2002, the final dividend will amount to EUR 0.49 per (depositary receipt for an) ordinary share. The payout ratio as a percentage of distributable net profit is 44.1% (2001: 44.1%).

ING will propose to the Annual General Meeting of Shareholders on 15 April 2003 to approve the introduction of optional stock/cash dividend as from the final dividend 2002. If approved, holders of (depositary receipts for) ordinary shares can decide to take up the final dividend 2002 entirely in cash or in (depositary receipts for) ordinary shares from 17 April to 9 May inclusively. The final dividend will be made payable on 23 May 2003. The exchange ratio stock/cash will be announced on 17 May. The exchange ratio will be based on the weighted average share price over the period of 12 May to 16 May inclusively. ING intends to fully fund the cash element by selling to the market the depositary receipts that would have been issued if stock would have been chosen instead of cash.

The value of the dividend in cash will be 0 to 4% lower than the dividend in stock.

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MAIN EVENTS

CORPORATE GOVERNANCE: ONE SHARE, ONE VOTE
Provided the consent of the Annual General Meeting of Shareholders in April 2003, ING's corporate governance structure will undergo important changes. The Dutch legal large company regime known as the structure regime will no longer be applied at ING Group level. As a result, rights of shareholders and depositary receipt holders at ING Group will be strengthened substantially. Shareholders will have the right to determine the annual accounts and to appoint the members of the Supervisory and Executive Boards. In addition, voting rights of shareholders and depositary receipt holders will also be extended by the introduction of proxy voting and proxy sollicitation. Furthermore, all existing restrictions of voting rights will be abolished. The proposals effectively give ING a one share, one vote regime.

US INSURANCE OPERATIONS
The reorganisation efforts in the US succeeded in reducing expenses by 17.5% or EUR 334 million in 2002. The total US workforce decreased by 16.4% or 1,810 FTEs since the third quarter of 2001, exceeding the 15% target reduction.

By the end of 2002, most of the integration activities relating to the ReliaStar and Aetna Financial Services acquisitions were completed. Integration was designed to build more streamlined, market-focused US operations and create one integrated financial services platform ranking in the top-5 of the US market. Despite the significant impact on the US operational results from the weak markets, revenue synergies remained on track. Management responded to market impact and achieved cost savings of more than EUR 400 million in excess of forecasts made at the time of the acquisitions.

FURTHER RESTRUCTURING OF INTERNATIONAL WHOLESALE BANKING
In November 2002, ING announced the further restructuring of its international wholesale banking operations to improve profitability. The additional restructuring measures primarily address underperforming branches and businesses. To cover the expenses of these measures, a restructuring provision of EUR 128 million was charged to the profit and loss account in the third quarter 2002. The related workforce reduction by 1,000 full-time equivalents has been largely completed.

ING DIRECT: PROFITABLE IN FOURTH QUARTER
ING Direct (including DiBa) continued to grow strongly in 2002: it added 2.5 million new clients ending the year with more than five million clients. Funds entrusted increased by EUR 31 billion to EUR 55 billion. The combined operations of ING Direct in seven countries reached profitability in the fourth quarter of 2002, a year earlier than expected. ING Direct in Canada, Australia and the US reported a profit for the full year.

In February 2002, ING increased its shareholding in Germany's first and leading direct bank DiBa to 70%. DiBa acquired Degussa Bank in July adding 60,000 clients and EUR 2.4 billion in retail balances for EUR 110 million. In February 2003, ING announced the acquisition of Entrium, Germany's second largest direct bank with 965,000 clients and total assets of EUR 7.1 billion. The acquisition of Entrium is valued at EUR 300 million. The transaction is expected to close in spring 2003.

DOUBLE-DIGIT GROWTH OF INSURANCE OPERATIONS IN DEVELOPING MARKETS
The result from insurance operations in developing markets showed an increase of EUR 211 million (+44%) to EUR 690 million. Adjusted for the increased ownership in Mexico the increase was 37%. The growth in premium income (+34.5% in local currencies) was positively influenced by the inclusion of premiums from ING Comercial America and negatively influenced by the sale of Aetna Argentina in 2001. Excluding these items, premiums increased by 9.3%. Mexico, Taiwan and Korea accounted for 71% of the total results before tax and 77% of the total premium income. Poland, the Czech Republic, Mexico and Taiwan strongly improved their performance.

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ING INVESTMENT MANAGEMENT NOW CLOSELY LINKED TO DISTRIBUTION
To create the best possible conditions for close cooperation with the distribution channels, ING Investment Management - the largest asset management unit of ING - has been integrated in the regional executive centres of ING Americas, ING Asia/Pacific and ING Europe. Each executive centre now includes ING's three core businesses of insurance, banking and asset management. Following this step, ING Asset Management ceases to be a separate profit reporting unit as of 1 January 2003. A global ING Investment Management Board has been set up to to ensure efficiency and the internal consistency of the investment strategies adopted in each of the regions.

ING ENLARGES ITS INTEREST IN ING VYSYA BANK TO 44%
In September 2002, ING finalised the purchase of an additional 24% stake in ING Vysya Bank Ltd. in India for approximately EUR 73 million, increasing its interest to 44%. The transaction marks the largest foreign direct investment by an international financial institution in an Indian Bank under the newly increased 49% cap on foreign direct investment in Indian banks. The acquisition of a larger stake in ING Vysya Bank demonstrates ING's intention to develop a robust bancassurance strategy in India. With management control having been transferred to ING, the bank was consolidated in the fourth quarter 2002.

JOINT VENTURE IN AUSTRALIA
In April 2002, ING and ANZ Bank, one of Australia's major banks, formed a funds management and a life insurance joint venture in Australia. The joint venture called ING Australia is 51%-owned by ING. ING Australia enjoys a 10% market share in retail life insurance and 8% in retail wealth management business. The formation of the joint venture resulted in a total net profit of EUR 469 million of which EUR 222 million was booked as operational net profit and the balance as non-operational non-distributable profit.

SECOND LIFE COMPANY IN CHINA OPENED FOR BUSINESS, MUTUAL FUND COMPANY TO FOLLOW SUIT
ING and Beijing Capital Group agreed to establish a joint venture life insurance company in Dalian, China. The new joint venture will be known as ING Capital Life Insurance Company Ltd. Both companies own 50% of the joint venture. ING Capital Life opened for business in December 2002 in the city of Dalian by offering traditional life products.

Just before year-end, China Merchants Fund Management Company, a joint venture of ING Investment Management and China Merchants Securities, was the first international joint venture to receive an operational license for selling mutual funds. As mutual funds are a relatively new concept in China, the company will start with simple and easy-to-understand funds investing in mainland bond and equity markets.

GROUP RESULTS

RESULTS 2002 VERSUS 2001
Group operational net profit was unchanged at EUR 4,253 million (2001: EUR 4,252 million) or EUR 2.20 per share. The result was supported by a relatively low effective tax rate and exceptional items to an amount of EUR 373 million against EUR 154 million last year.

The insurance operations reported a 19.5% increase in operational net profit to EUR 3,358 million with higher results from both life and non-life insurance. The profit contribution from ING Comercial America in Mexico was EUR 113 million compared to EUR 24 million in 2001. The gross result before taxation of the insurance operations - i.e. before investment losses - increased by 27.8% to EUR 4,726 million. The net result includes EUR 222 million in operational after tax profit upon the formation of the joint venture with ANZ, the release of EUR 106 million from contingent provisions associated with prior acquisitions in the US and a EUR 79 million gain from the surrender of a large group life insurance contract in The Netherlands.

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The operational net profit from banking was 37.9% lower at EUR 895 million. Risk costs increased sharply. The gross result - i.e. before risk costs - decreased slightly by EUR 17 million (-0.6%). Higher loan volumes and better interest margins led to a strong increase in the interest result. Total operating expenses rose modestly by 1.4% but excluding the restructuring provision for international wholesale banking, acquisitions, exchange rate fluctuations and ING Direct, operating expenses actually decreased by 2.9%. An exceptional item included in the 2002 result is the tax-exempt profit on the sale of the shareholding in clearing house Cedel of EUR 94 million.

Including the impact of the dollar hedge, currency exchange rate fluctuations contributed EUR 28 million to Group operational net profit (EUR 45 million before tax). The dollar hedge added EUR 55 million (EUR 85 million before tax).

Total operating expenses decreased by 3.1%. Organically, i.e. excluding acquisitions and exchange rate fluctuations, operating expenses were 3.3% lower. In the US life insurance businesses, operating expenses were reduced by 17.5% organically. Downscaling of the investment banking operations and integration of investment banking with corporate banking drove down operating expenses on the banking side. Expense increases were incurred from salary increases and higher pension costs, the growth of ING Direct, investments in a number of synergy projects and the restructuring provision for international wholesale banking.

The effective tax rate decreased from 20.3% to 18.7%. Apart from the release of a tax provision, the decrease stems from the tax-exempt gains on the sale of shares in Cedel and the formation of the joint venture with ANZ. Taxes on realised gains on equities were higher and tax-free dividends on 5% interests decreased.

RESULT FOURTH QUARTER 2002 VERSUS THIRD QUARTER 2002
Compared to the third quarter the fourth quarter operational net result decreased by 5.0%. The insurance operations saw a 6.7% profit increase. Realised capital gains on real estate in the Netherlands were higher. In the US, contingent provisions were released and DAC unlocking was substantially lower. The non-life results in Australia improved. In the Netherlands, the fourth quarter included a release from a tax provision. On the negative side, the non-life results in Canada and Mexico were lower. The third quarter insurance result included the operational profit from the sale of 49% of the life and mutual fund operations in Australia to the joint venture with ANZ.

The operational net profit from banking declined by 69.8%. Risk costs rose by EUR 210 million and other income dropped substantially while the interest result improved further and operating expenses continued on their downward trend. The restructuring provision for international wholesale banking was charged to third quarter profits.

RESULT FOURTH QUARTER 2002 VERSUS FOURTH QUARTER 2001
Operational net profit in the fourth quarter 2002 was 2.4% lower than in the same quarter last year. The result before taxation, however, was only fractionally lower.

Operational net profit from insurance increased by 26.8%, mainly due to higher realised capital gains and the release of contingent provisions in the US. Furthermore, taxes were lower than a year ago.

Operational net profit from banking in the fourth quarter fell by 82.3%. Risk costs were substantially higher and commission and other income were lower. The impact of these items was only partly offset by a higher interest result, lower operating expenses and lower taxes.

RESULTS BY EXECUTIVE CENTRE

--------------------------------------------------------------------------------
TABLE 2. OPERATIONAL RESULT BEFORE TAXATION BY EXECUTIVE CENTRE
                                                                              %
in EUR x million                    2001               2002              change
--------------------------------------------------------------------------------
ING Group                          5,741              5,641               - 1.7
- ING Europe                       4,267              3,715               -12.9
- ING Americas                       899              1,079                20.0
- ING Asia/Pacific                   313                618                97.4
- ING Asset Management               185                175               - 5.4
Other                                 77                 54               -29.9
--------------------------------------------------------------------------------

The decrease in the pre-tax operational result of ING Europe mainly reflects higher risk costs in banking and the impact of the restructuring provision with respect to international wholesale banking. Lower operating expenses and a higher interest result mitigated the decrease. Both Postbank and ING Direct delivered excellent results as they capitalised on the strong growth in demand for savings products. The German banking operations showed disappointing results. The result from insurance operations of ING Europe increased by 7.1%, among others due to the profit on the surrender of a large group life insurance contract.

ING Americas' pre-tax operational result increased. Mexico and Canada both reported higher profits. The results in the US improved due to lower operating and interest expenses and the release of contingent provisions associated with prior acquisitions. Higher investment losses and higher DAC unlocking in the US life operations mitigated the profit increase. The comparable result in 2001 was negatively impacted by the WTC losses.

The operational result before taxation from ING Asia/Pacific was strongly higher. The result included a gain of EUR 222 million on the formation of the joint venture with ANZ. Excluding this gain, the result still increased by 27%. The life results in Korea, Taiwan, Japan and Australia were all higher, but Malaysia was lower. The result of ING Vysya Bank was included for the first time. Start-up expenses in India and China had only a modest negative impact.

Sharply lower stock markets and lower seed capital returns took a toll on the result of ING Asset Management. The results from venture capital were lower due to postponed initial public offerings and the write-down of a number of investments.

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KEY BALANCE SHEET FIGURES

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TABLE 3. KEY BALANCE SHEET FIGURES
                                       Year-end       YEAR-END            % change
in EUR x billion                           2001           2002         on year-end
-----------------------------------------------------------------------------------
Shareholders' equity                       21.5           18.3               -15.2
- insurance operations                     15.4           10.8
- banking operations                       15.4           15.8
- eliminations*                            -9.3           -8.3

Total assets                              705.1          716.4                 1.6

Operational net return on equity          18.4%          21.6%
- insurance operations                    16.9%          24.6%
- banking operations                      10.2%           6.5%

Total assets under management             513.2          449.0               -12.5
-----------------------------------------------------------------------------------

* Own shares, subordinated loans, third-party interests, debenture loans, and other eliminations.

Shareholders' equity decreased as the net result of a negative revaluation (-EUR
3.4 billion) of the equity and real estate portfolio, realised capital gains transferred to the profit and loss account (-EUR 1.0 billion), the write-off of goodwill (-EUR 1.2 billion), exchange rate fluctuations (-EUR 1.0 billion), changes in ING Group shares (EUR 0.8 billion), the payment of the final dividend 2001 and interim dividend 2002 (-EUR 2.0 billion) and the addition of the net profit 2002 (+EUR 4.5 billion).

The operational net return on equity increased from 18.4% in 2001 to 21.6%. The insurance operations returned 24.6% on equity compared to 16.9% for the year 2001. The return on equity of the banking operations dropped to 6.5% from 10.2% in 2001. Excluding ING Direct and the restructuring provision, however, the banking return on equity was 8.6% against 11.6% for 2001.

Total assets under management dropped 12.5% to EUR 449 billion compared to a year ago. The net new inflow of EUR 7.3 billion underlines the strength of the franchise in bad market conditions. The formation of the joint venture with ANZ in Australia contributed another EUR 4.3 billion. Total assets under management decreased by EUR 36.7 billion due to falling stock markets. Lower exchange rates against the euro had an impact of -EUR 39.1 billion (in USD terms, total assets under management increased by 4%).

KEY FIGURES AND HIGHLIGHTS OF THE INSURANCE OPERATIONS

-------------------------------------------------------------------------------------------
TABLE 4. PREMIUM INCOME AND PRE-TAX OPERATIONAL RESULT OF THE INSURANCE OPERATIONS
                                                                         %       % organic
in EUR x million                           2001         2002        change          change
-------------------------------------------------------------------------------------------
PREMIUM INCOME                           50,460       52,284           3.6             6.1
Life insurance                           44,557       44,367          -0.4             4.6
Non-life insurance                        5,903        7,917          34.1            19.0

OPERATIONAL RESULT BEFORE TAXATION        3,571        4,173          16.9            16.4
Life insurance                            2,941        3,519          19.7            20.0
Non-life insurance                          630          654           3.8             0.8
-------------------------------------------------------------------------------------------

In step with the deterioration of market conditions, life insurance premiums showed a modest organic increase of 4.6%. Sales of GICs (guaranteed investment contracts) were much lower than in 2001. Excluding GICs, life premiums increased at a satisfactory pace of 9.5%. Good increases were reported from Belgium, Korea and Japan, which recorded strong sales of a new annuity product. Fixed annuity premiums in the US were up 57.4% in US dollar terms. Non-life premium income was boosted by the consolidation of ING Comercial America in Mexico. Life insurance premiums made up 85% of total premium income.

Strong efforts to reduce expenses in combination with further restructuring and integration resulted in a 10% decrease in operating expenses. Operating expenses in the Netherlands increased by 2.3%, mainly due to higher pension and salary costs and a higher addition to the dynamic investment provision. The difference between the premium growth and the expense growth was +16.1% (excluding GICs and the joint venture with ANZ), well above the target of at least +2%-points. The improvement primarily reflects increased fixed annuity sales in the US and successful expense reduction.

The operational result before taxation was 16.9% higher at EUR 4,173 million. Included in this figure are exceptional profits of EUR 222 million with respect to ANZ, EUR 120 million from the surrender of a group life insurance contract and EUR 106 million from the release of contingent provisions associated with prior acquisitions. In 2001, exceptional items amounted to EUR 197 million. Other contributing factors to the result increase were higher realised capital gains on equity investments and real estate.

The combined ratio of the non-life operations improved by 1%-point to 102%.

ING EUROPE
Life premiums in the Netherlands decreased by 8.0% to EUR 4,927 million. The fourth quarter was particularly disappointing. Individual single life premiums were lower due to the changed tax treatment and fierce competition. Group life premiums decreased as a result from lower single premium production and the surrender of a large life contract. Non-life premiums increased by 2.6% to EUR 1,859 million, largely reflecting higher premiums in Loss of income/Accident and Fire.

The life result in the Netherlands improved by 9.3% to EUR 2,007 million due to higher realised capital gains, a profit on the surrender of a group life contract and a lower than expected result on interest and mortality. In 2001, the Dutch life result was supported by a partial release of a catastrophe provision and a gain from old reinsurance business. Interest received on an intercompany loan to the US operations was lower. Results on venture capital activities were also lower. Investment losses were higher. The result on non-life business decreased by 5.5% to EUR 225 million. Miscellaneous reported lower results due to lower realised capital gains. Results from Fire were lower as the number of claims increased, among others following the storm in October. Motor was lower due to higher additions to the technical provision.

Life premiums in Belgium advanced by 26.3% to EUR 2,053 million as sales of unit-linked products continued to be strong. Excluding capital gains, the life result improved by EUR 10 million. Also before capital gains, the non-life result was EUR 3 million lower. An adverse claims experience in Health, Loss of Income/Accident and Miscellaneous was largely offset by lower losses in Motor.

Life premium income in other countries in Europe increased by 6.8% in local currencies to EUR 1,580 million, mainly due to Italy and Romania. The total life result declined from EUR 176 million in 2001 to EUR 155 million. Italy, Poland, Romania, Hungary and the Czech Republic improved their performance but Greece and Spain did less well than the year before.

ING AMERICAS
The result before taxation of ING Americas increased by 20.0% to EUR 1,079 million. Excluding the release of contingent provisions associated with prior acquisitions of EUR 106 million, the results were 8.2% higher than a year ago. The increase reflects responsive expense management, higher investment income, favourable car insurance loss ratios and business growth in Mexico, and lower financing costs. Accelerated amortisation of deferred acquisition costs, higher credit-related investment losses, and lower revenues on assets under management negatively impacted the result. The World Trade Center losses and a restructuring charge relating to the US reorganisation adversely impacted the 2001 results. The hedge programme of the US and Canadian dollar contributed EUR 85 million before tax compared to EUR 22 million a year ago.

In the United States, the pre-tax operational result increased by EUR 25 million to EUR 534 million. Excluding the release of contingent provisions, the United States pre-tax operational result decreased by EUR 81 million to EUR 428 million. Significant expense reductions (-17.5% organically), higher investment income and lower financing costs could not overcome the continuing impact of the weak economy and financial markets. The weak economy and business climate caused an increase in gross investment losses to EUR 565 million (80 basis points of the total fixed income investment portfolio). Lower current levels of assets under management in the variable product lines resulted in an acceleration of DAC unlocking and a higher net cost of the corresponding guaranteed benefits. These items led to a combined charge of EUR 281 million in 2002 (2001: EUR 18 million). Lower interest rates and lower debt levels positively impacted the financing costs of the US operations.

-----------------------------------------------------------------------------------------------
TABLE 5. LIFE PREMIUM INCOME IN THE US BY PRODUCT LINE
                                                                                             %
in EUR x million                             2001                   2002                change
-----------------------------------------------------------------------------------------------
- Life                                    2,593                  2,635                     1.6
- Fixed annuities                         3,272                  4,909                    50.0
- Variable annuities                      4,841                  4,284                   -11.5
- Rollover Payout                           317                    227                   -28.4
- Employee Benefits                         804                    787                   - 2.1
- Defined Contribution                    8,254                  8,367                     1.4
                                          -----                  -----
Subtotal                                            20,081                 21,209         5.6*
- Reinsurance                             1,029                    935                   - 9.1
- Institutional Markets (GICs)            7,190                  5,468                   -23.9
                                          -----                  -----
Subtotal                                             8,219                  6,403        -22.1
- Other                                                  -                     18         n.a.
                                                ----------              ---------
Total                                               28,300                 27,630        - 2.4**
-----------------------------------------------------------------------------------------------

* In constant exchange rates: +11.6%. ** In constant exchange rates: +3.2%.

US premiums, excluding GIC premiums, increased 5% (11% at constant exchange rates) due to an increased demand for fixed annuities. Sales of variable annuities decreased due to the shift in the market away from equity-based variable products resulting from the volatility in the financial markets. GIC premiums were lower compared to a record high in 2001 due to reduced levels of short-term contract renewals. Increased premiums for the defined contribution block of business were due to favourable sales in the healthcare, government and education lines of business.

The Canadian operations reported a pre-tax operational result of EUR 127 million, EUR 9 million better than a year ago. The increase is mainly associated with favourable loss ratios and higher realised capital gains. The combined ratio for the year 2002 stood at 97.7%. Premium income in Canada increased by 41.8% (at constant exchange rates), primarily due to the businesses acquired from Zurich North America Canada (organically +23.5%).

The operational result before taxation in Mexico increased by EUR 153 million to EUR 248 million. The 2002 results were driven by favourable loss ratios in car insurance and effective expense management achieved through the successful integration of the additional 58.5% ownership of ING Comercial America acquired in the second half of 2001. Hurricane losses in the fourth quarter had a negative impact.

The South American operations reported a pre-tax result of EUR 61 million, EUR 17 million lower than a year ago. The decrease is primarily due to a gain in 2001 with respect to the divestment of operations in Colombia and the impact of currency devaluation in Brazil in 2002.

Corporate reinsurance business results decreased by EUR 49 million to EUR 24 million. This decrease reflects a one-time gain in 2001 from discontinued reinsurance activities and higher claims in the fourth quarter of 2002 as a result of several storms.

ING ASIA/PACIFIC
The pre-tax operational result from the insurance operations in Asia/Pacific was up 86.4% to EUR 577 million from EUR 309 million in 2001. The result includes EUR 222 million profit relating to the formation of the joint venture life and mutual fund operations in Australia with ANZ (ING 51% ownership). The remaining EUR 247 million has been reported as non-operational non-distributable net profit.

Excluding the gain related to ANZ, pre-tax operational results increased to EUR 355 million, up 14.9% from EUR 309 million in 2001. The Australian result improved due to better claims ratios and cost control initiatives. Taiwan results improved due to growth of business in combination with tight expense control. The result of the life company in Japan increased by 160% to EUR 31 million as a result of lower claims and surrenders as well as reduced costs due to changes in distribution. The life operations in Korea reported a 32% increase in pre-tax profits reflecting ongoing strong production, better persistency and improved claims. Sales continue to grow rapidly in China, India and Thailand although in general, there were higher start-up expenses. Premium income in Asia/Pacific grew by 14.5% mainly due to the strong sales of a newly introduced single premium variable annuity product in Japan and continued sales growth and high persistency in Korea. Operating expenses for Asia/Pacific were lower as the region continues to focus on reducing costs and integration synergies from the Aetna acquisition are realised.

KEY FIGURES AND HIGHLIGHTS OF THE BANKING OPERATIONS

----------------------------------------------------------------------------------------------------------
TABLE 6. PROFIT AND LOSS ACCOUNT OF THE BANKING OPERATIONS
                                                                                                        %
in EUR x million                                              2001                2002             change
---------------------------------------------------------------------------------------------------------
Interest result                                              6,072               7,646               25.9
Income from securities and participating interests             530                 201             - 62.1
Commission                                                   2,765               2,615             -  5.4
Results from financial transactions                          1,080                 454             - 58.0
Other results                                                  664                 285             - 57.1
                                                           -------             -------
TOTAL INCOME                                                11,111              11,201                0.8

Personnel expenses                                           5,064               4,787             -  5.5
Other operating expenses                                     3,122               3,511               12.5
                                                           -------             -------
Total operating expenses                                     8,186               8,298                1.4
Other interest expenses                                          5                   0             -100.0
                                                           -------             -------
Total expenses                                               8,191               8,298                1.3

GROSS RESULT                                                 2,920               2,903             -  0.6
Additions to the provision for loan losses                     750               1,435               91.3
                                                           -------             -------
RESULT BEFORE TAXATION                                       2,170               1,468             - 32.4

EFFICIENCY RATIO *                                           71.7%               71.0%
----------------------------------------------------------------------------------------------------------

* Excluding ING Direct and the restructuring provision with respect to international wholesale banking.

The banking operations showed an operational result before taxation of EUR 1,468 million, EUR 702 million (-32.4%) lower than a year ago. The decrease is entirely caused by substantially higher risk costs (loan loss provisioning increased by EUR 685 million to EUR 1,435 million). Included in the result are the exceptional profit of EUR 94 million on the sale of Cedel shares and the creation of a EUR 128 million provision for the restructuring of the international wholesale banking activities outside the Benelux. Despite the restructuring provision, the gross result decreased only marginally by EUR 17 million (-0.6%). Total income rose by EUR 90 million (+0.8%). Interest results increased strongly but the other income components suffered severely from the disappointing market circumstances. Operating expenses were EUR 112 million (+1.4%) higher due to the further expansion of ING Direct (including the consolidation of DiBa), the restructuring provision and the increased investments in synergy projects. Although most banking units were affected by the deterioration of economic conditions, both Postbank and ING Direct reported strongly improved results before taxation.

Due to exceptionally high risk costs in the fourth quarter 2002 (EUR 510 million, including a significant amount for National Century Financial Enterprises in the US), the pre-tax banking result for the fourth quarter was only EUR 111 million against EUR 274 million in the previous quarter. The gross result, however, improved by EUR 47 million as the decrease of income was more than offset by lower operating expenses.

----------------------------------------------------------------------------------------
TABLE 7. ING DIRECT                  NUMBER OF CLIENTS                   FUNDS ENTRUSTED
                                               x 1,000                  in EUR x billion
                         year-    YEAR-END                  year-    YEAR-END
                           end        2002           %        end        2002          %
                          2001                  change       2001                 change
----------------------------------------------------------------------------------------
Canada                     480         684          43        3.4         5.1         50
Spain                      397         610          54        3.8         6.0         58
Australia                  278         475          71        2.9         4.1         41
France                     181         270          49        3.2         6.3         97
USA                        338         864         156        3.3         8.9        170
Italy                       75         244         225        1.2         4.5        275
Germany                    827       1,894         129        6.2        20.3        227
                         -----       -----                   ----        ----
Total                    2,576       5,041          96       24.0        55.2        130
----------------------------------------------------------------------------------------

For the first time and ahead of plan, ING Direct (including DiBa as from 2002) reported a positive pre-tax result of EUR 13 million in the fourth quarter 2002. For the full year 2002, the loss before taxation amounted to EUR 67 million, which was much better than expected and a strong improvement on the EUR 199 million loss in 2001. The strong growth in funds entrusted and client base combined with the current steep yield curve led to a substantial increase in income, exceeding the rise in expenses. The operations in Canada, Australia and the USA reported profits for the full year.

The operational result before taxation in the Netherlands (see also appendix 6) decreased by 0.9% entirely due to higher risk costs. The result in Belgium rose by 17.3%. It was supported by the exceptional profit on Cedel (EUR 64 million booked in Belgium) and lower operating expenses. The results in Australia (mainly due to ING Direct) and South America improved, while the result in Asia was substantially lower, but still positive. Like 2001, pre-tax result in North America was strongly negative due to exceptionally high risk costs in the second half of 2002 (including a significant amount for NCFE). The gross result, however, showed a firm improvement compared to 2001. The performance in the Rest of Europe was disappointing, especially in Germany, due to higher risk costs, lower income from securities and participating interests and the restructuring provision created in the third quarter 2002.

The interest result increased substantially by EUR 1,574 million (+25.9%) to EUR 7,646 million reflecting a higher average balance sheet total (+EUR 33 billion) and an improvement of the interest margin in 2002 to 1.62% from 1.39% a year ago. The widening of the interest margin can be attributed to improved product margins, a steepening of the average yield curve and strong growth in retail savings.

Bank lending was up by EUR 30.2 billion (+ 11.9%). To an amount of EUR 7.3 billion the increase relates to the consolidation of DiBa, Toplease and ING Vysya Bank. Bank lending in the Netherlands increased by EUR 18.9 billion (+ 15.1%), of which EUR 11.7 billion was attributable to corporate lending (including a EUR 6.6 billion increase in reverse repos) and EUR 7.2 billion to personal lending (mainly residential mortgages). Bank lending outside the Netherlands rose by EUR 11.3 billion (+ 8.8%). DiBa and ING Vysya Bank added EUR
6.8 billion, while reverse repos rose by EUR 5.1 billion (mainly BBL). The depreciation of most currencies against the euro had a negative impact.

Funds entrusted to and debt securities of the banking operations rose by EUR
43.4 billion (+ 15.7%) to EUR 319.8 billion. The increase was largely caused by the strong growth of ING Direct.

Despite the exceptional profit of EUR 94 million on the sale of Cedel-shares, income from securities and participating interests dropped by EUR 329 million (-62.1%) to EUR 201 million. This strong decrease is mainly attributable to ING BHF Bank and the international wholesale banking units.

------------------------------------------------------------------------------
TABLE 8. COMMISSION
                                                                            %
in EUR x million                   2001              2002              change
------------------------------------------------------------------------------
Funds transfer                      526               592                12.5
Securities                          884               731              - 17.3
Insurance brokerage                  88               117                33.0
Management fees                     751               688              -  8.4
Brokerage and advisory fees         203               197              -  3.0
Other                               313               290              -  7.3
                                  -----             -----
Total                             2,765             2,615              -  5.4
------------------------------------------------------------------------------

Total commission was EUR 150 million (-5.4%) lower than a year ago. Securities commission decreased by EUR 153 million (-17.3%) following the sharp fall of the stock markets and the reluctance of (private) clients to invest in securities. These factors also led to a decline in management fees (-8.4%) and brokerage and advisory fees (-3.0%). Funds transfer commission showed strong growth (+12.5%), among others at Postbank. The 33.0% increase in insurance broking commission wholly reflects increased sales at BBL.

--------------------------------------------------------------------------------
TABLE 9. RESULTS FROM FINANCIAL TRANSACTIONS
                                                                              %
In EUR x million                               2001        2002          change
--------------------------------------------------------------------------------
Result from securities trading portfolio        617         201          - 67.4
Result from currency trading portfolio          465         242          - 48.0
Other                                           - 2          11            n.a.
                                              -----         ---
Total                                         1,080         454          - 58.0
--------------------------------------------------------------------------------

The ongoing fall in equity prices impacted the result from securities trading negatively by EUR 416 million (-67.4%). The decrease mainly reflects lower trading results at BBL, international wholesale banking and the former ING Furman Selz Asset Management (revaluation of seed capital investments). The result from currency trading decreased by EUR 223 million (-48.0%), especially in the Americas and Central Europe. The other result from financial transactions (including results from derivatives trading) improved from a loss of EUR 2 million in 2001 to a profit of EUR 11 million this year. The fourth quarter result from financial transactions was EUR 28 million negative with a loss on securities trading in the last quarter being largely offset by higher related profits on derivatives.

Compared to 2001, Other results fell by EUR 379 million (-57.1%) to EUR 285 million. The decrease is due, among others, to one-off losses relating to operational problems in car leasing and securities brokerage at ING Bank. Furthermore, notably BBL, international wholesale banking and Postbank reported lower Other results compared to the high level in 2001.

Total operating expenses increased by EUR 112 million (+1.4%). Expenses were pushed up by the EUR 128 million restructuring provision for international wholesale banking. If currency exchange rate fluctuations, the consolidation of DiBa, Toplease and ING Vysya Bank and the restructuring provision are excluded, operating expenses decreased in fact by EUR 119 million (-1.5%). Also excluding the further expansion of ING Direct (which saw operating expenses excluding DiBa rise by EUR 106 million) and the increased investments in a number of synergy projects (+EUR 138 million), the decrease was even 4.7%. This decrease reflects the sale of the US investment banking activities in April 2001 on the one hand and stringent cost control and lower bonus accruals in 2002 on the other.

Despite the impact of the collective labour agreement and higher pension costs, mainly in the Netherlands, total personnel expenses decreased by EUR 277 million (-5.5%), reflecting lower bonus accruals and a change in the staff composition (fewer staff in investment banking, more in ING Direct and newly acquired ING Vysya Bank). Total other operating expenses were EUR 389 million (+12.5%) higher, mainly due to ING Direct, the consolidation of DiBa, Toplease and ING Vysya Bank and the restructuring provision.

Excluding the continued rapidly expanding ING Direct operations and the restructuring provision for international wholesale banking, the efficiency ratio (total expenditure excluding risk costs as a percentage of income) was 71.0%, a slight improvement compared to the full year 2001 (71.7%), but a deterioration compared to the first nine months of 2002 (69.9%).

The continued weak economic conditions combined with the bankruptcy of National Century Financial Enterprises (NCFE) in the US required loan loss provisioning of EUR 510 million in the fourth quarter. This is a strong increase compared to the third quarter (EUR 300 million). Total loan loss provisioning for 2002 was EUR 1,435 million, an increase of EUR 685 million compared to a year ago, corresponding with 59 basis points of average credit risk weighted assets against 33 basis points in 2001.

RISK-ADJUSTED RETURN ON CAPITAL
The Risk-Adjusted Return on Capital (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. The credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. ING Direct is excluded.

------------------------------------------------------------------------------------------------------
TABLE 10. RAROC BANKING OPERATIONS, EXCLUDING ING DIRECT
                                                         RAROC (pre-tax)              Economic capital
                                                                    in %              in EUR x billion
                                                 2001*              2002      2001*               2002
------------------------------------------------------------------------------------------------------
ING Europe                                        13.7              13.8       13.7               13.6
ING Asset Management                               9.5               5.2        0.6                0.7

Total banking operations                          13.5              13.3       14.3               14.3

Wholesale                                          9.7              10.2       11.4               11.6
Retail                                            28.6              26.7        2.9                2.7
------------------------------------------------------------------------------------------------------

* Restated based on changed management structure.

The overall (pre-tax) RAROC figure of ING's banking operations was 13.3%, a slight deterioration of 0.2%-points compared to 2001. Excluding the restructuring provision for international wholesale banking created in the third quarter 2002 the overall RAROC was 14.2%. Compared to 2001, the RAROC of the wholesale activities improved by 0.5%-point to 10.2%. The RAROC performance of the retail activities was a satisfactory 26.7% against 28.6% in 2001. Total economic capital remained unchanged compared to full year 2001.

The solvency ratio (BIS ratio) of ING Bank N.V. was 10.98% at the end of December 2002 (year-end 2001: 10.57%). The tier-1 ratio was 7.31% against 7.03% at year-end 2001. Both ratios improved considerably in the fourth quarter due to the issue of USD 600 million additional tier-1 securities and a EUR 3.7 billion securitisation programme. Furthermore, total risk weighted assets decreased sharply from EUR 257.5 billion at the end of September 2002 to EUR 247.3 billion at the end of December 2002 (against EUR 243.2 billion at year-end 2001).


KEY FIGURES AND HIGHLIGHTS OF THE ASSET MANAGEMENT OPERATIONS

-------------------------------------------------------------------------------
TABLE 11. ASSETS UNDER MANAGEMENT
                                    Year-end          YEAR-END                %
in EUR x billion                        2001              2002           change
-------------------------------------------------------------------------------
Mutual funds                           183.9             161.1           - 12.4
Institutional clients                  163.4             128.9           - 21.1
                                       -----             -----
Third parties                          347.3             290.0           - 16.5
For own account                        165.9             159.0           -  4.2
                                       -----             -----
Total                                  513.2             449.0           - 12.5

Share of third parties                 67.7%             64.6%
-------------------------------------------------------------------------------

Total assets under management decreased by EUR 64.2 billion (-12.5%) to EUR
449.0 billion from EUR 513.2 billion a year ago. The joint venture with ANZ contributed EUR 4.3 billion. Net inflows showed a solid growth of EUR 7.3 billion. Notably ING Investment Management, ING Aeltus, ING Real Estate and the US operations contributed to the inflow. The Dutch retail market in particular contributed EUR 1.2 billion.

Falling stock markets (AEX -36%; S&P 500 -23%) negatively impacted assets under management by EUR 36.7 billion. Weakening exchange rates against the euro lowered assets under management by EUR 39.1 billion. In USD terms, assets under management increased by 4% despite the stock markets downturn.

The aggregate value of mutual fund assets decreased by 12% to EUR 161.1 billion. Assets under management for institutional clients went down by 21% to EUR 128.9 billion. Assets managed for group companies dropped 4% to EUR 159.0 billion.

At the end of 2002, 34% of total assets under management was invested in equity, 57% in fixed income, 6% in real estate and 3% in cash.

ING's longer-term investment performance continued to be satisfactory. Of ING's mutual fund assets, 55% performed better on an asset-weighted basis than their relevant benchmark on a 5-year investment horizon. Comparing the investment performance to that of peers, 62% of the fund assets under management ended up in the top and second-best quartile on 5-year basis.

PROFIT CONTRIBUTION
Asset management activities are conducted by both the insurance and banking operations and their results are included in the results of both operations. A functional asset management profit can be extracted from these results that gives a more comprehensive insight into the relative importance of asset management within ING Group than the operational result of the executive centre ING Asset Management. The functional operational result before taxation from asset management activities decreased by 51% from EUR 577 million last year to EUR 283 million in 2002. The assets management share of Group operating profits declined from 10% to 5%.

--------------

The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2002.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets,
(ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.


APPENDICES

1.   Key figures

2.   Consolidated profit and loss account

3.   Consolidated profit and loss account fourth quarter

4.   Consolidated balance sheet and changes in shareholders' equity

5.   Quarterly results and condensed consolidated statement of cash flows

6. Geographical breakdown of operational income and geographical breakdown of operational result before taxation

7. Additional information: operational realised capital gains on equities, operational realised capital gains on real estate, bank lending and efficiency ratios banking operations per executive centre

8.   Additional embedded value information

9.   Information for shareholders

APPENDIX 1. KEY FIGURES

                                              1998       1999         2000        2001         2002
----------------------------------------------------------------------------------------------------
BALANCE SHEET (EUR x billion)
Total assets                                 394.9      492.8        650.2       705.1        716.4
Investments                                  149.8      195.8        277.2       307.4        297.6
Lending                                      153.7      201.8        246.8       254.2        284.4
Insurance provisions                          84.6      107.5        200.2       214.0        195.8
Shareholders' equity                          29.1       34.6         25.3        21.5         18.3

RESULTS (EUR x million)
Income insurance operations
Premium income                              20,448     22,412       29,114      50,460       52,284
Income from investments,
commission and other income                  6,460      7,308        9,193      12,617       13,053
                                            ------     ------       ------      ------       ------
                                            26,908     29,720       38,307      63,077       65,337
Income banking operations
Interest                                     5,201      5,652        5,786       6,072        7,646
Commission                                   2,323      2,856        3,630       2,765        2,615
Other income                                   891      1,368        1,886       2,274          940
                                            ------     ------       ------      ------       ------
                                             8,415      9,876       11,302      11,111       11,201

Total income                                35,307     39,584       49,568      74,163       76,521
Total expenditure                           32,438     35,203       43,801      68,422       70,880

Operational result before taxation
Insurance operations                         2,065      2,400        3,162       3,571        4,173
Banking operations                             804      1,981        2,605       2,170        1,468
                                            ------     ------       ------      ------       ------
Total                                        2,869      4,381        5,767       5,741        5,641

Operational net profit                       2,103      3,229        4,008       4,252        4,253
Net profit                                   2,669      4,922       11,984       4,577        4,500
Net profit available for ordinary
shares                                       2,648      4,901       11,963       4,556        4,479

Figures per ordinary share of EUR 0.24
nominal value

Operational net profit                        1.12       1.68         2.09        2.20         2.20
Net profit                                    1.42       2.56         6.27        2.37         2.32
Distributable net profit                      1.42       1.84         2.56        2.20         2.20
Diluted net profit                            1.40       2.52         6.18        2.35         2.32
Dividend                                      0.63       0.82         1.13        0.97         0.97
Dividend pay-out ratio                        43.9       44.4         43.9        44.1         44.1
Shareholders' equity                         15.21      17.90        13.04       11.03         9.14
Diluted shareholders' equity                 14.93      17.65        12.86       10.92         9.14

Employees
Average number of staff                     82,750     86,040       92,650     111,998      113,056
Full time equivalents, end of period                   88,931      108,965     113,143      115,815

APPENDIX 2. CONSOLIDATED PROFIT AND LOSS ACCOUNT*

                                                      INSURANCE              BANKING               TOTAL*             %
                                                     OPERATIONS           OPERATIONS                             CHANGE
in EUR x million                                2001       2002      2001       2002       2001       2002
-----------------------------------------------------------------------------------------------------------------------

Premium income                                50,460     52,284                          50,460     52,284         3.6
Income from investments of the insurance
operations for own risk                       10,336     10,926                          10,262     10,853         5.8
Interest result                                                     6,072      7,646      6,121      7,702        25.8
Commission                                     1,431      1,345     2,765      2,615      4,196      3,960       - 5.6
Other income                                     850        782     2,274        940      3,124      1,722       -44.9
                                              ------     ------    ------     ------     ------     ------
TOTAL INCOME                                  63,077     65,337    11,111     11,201     74,163     76,521         3.2


Underwriting expenditure                      52,782     54,966                          52,782     54,966         4.1
Other interest expenses                        1,290      1,305         5                 1,270      1,288         1.4
Operating expenses                             5,434      4,893     8,186      8,298     13,620     13,191       - 3.1
Additions to the provision for loan losses                            750      1,435        750      1,435        91.3
                                              ------     ------    ------     ------     ------     ------
TOTAL EXPENDITURE                             59,506     61,164     8,941      9,733     68,422     70,880         3.6


OPERATIONAL RESULT BEFORE TAXATION             3,571      4,173     2,170      1,468      5,741      5,641       - 1.7

Taxation                                         688        723       477        333      1,165      1,056       - 9.4
Third-party interests                             73         92       251        240        324        332         2.5
                                              ------     ------    ------     ------     ------     ------
OPERATIONAL NET PROFIT                         2,810      3,358     1,442        895      4,252      4,253         0.0

Non-operational results:
Result on sale of investments re
financing of acquisitions                        325                                        325
Part of the gain on joint-venture ANZ                       280                                        280
                                              ------     ------    ------     ------     ------     ------
Non-operational results before taxation          325        280                             325        280
Taxation on non-operational results                          33                                         33
                                              ------     ------    ------     ------     ------     ------
NON-OPERATIONAL NET PROFIT                       325        247                             325        247

NET PROFIT                                     3,135      3,605     1,442        895      4,577      4,500       - 1.7

* Including intercompany eliminations.

APPENDIX 3. CONSOLIDATED PROFIT AND LOSS ACCOUNT FOURTH QUARTER

                                                      INSURANCE              BANKING               TOTAL*     % CHANGE
                                                     OPERATIONS           OPERATIONS       FOURTH QUARTER
                                                 FOURTH QUARTER       FOURTH QUARTER
in EUR x million                                2001       2002      2001       2002       2001       2002
-----------------------------------------------------------------------------------------------------------------------

Premium income                                14,518     12,573                          14,518     12,573       -13.4
Income from investments of the insurance
operations for own risk                        2,549      2,794                           2,537      2,774         9.3
Interest result                                                     1,665       2063      1,667      2,077        24.6
Commission                                       397        314       680        622      1,077        936       -13.1
Other income                                     268        185       455       -131        723         54       -92.5
                                              ------     ------     -----      -----     ------     ------
TOTAL INCOME                                  17,732     15,866     2,800      2,554     20,522     18,414       -10.3


Underwriting expenditure                      15,006     13,267                          15,006     13,267       -11.6
Other interest expenses                          330        373                             320        367        14.7
Operating expenses                             1,629      1,185     2,160      1,933      3,789      3,118       -17.7
Additions to the provision for loan
losses                                                                250        510        250        510       104.0
                                              ------     ------     -----      -----     ------     ------
TOTAL EXPENDITURE                             16,965     14,825     2,410      2,443     19,365     17,262       -10.9


OPERATIONAL RESULT BEFORE TAXATION               767      1,041       390        111      1,157      1,152        -0.4

Taxation                                          48        139        71          3        119        142        19.3
Third-party interests                             25         22        65         63         90         85        -5.6
                                              ------     ------     -----      -----     ------     ------
OPERATIONAL NET PROFIT                           694        880       254         45        948        925        -2.4

* Including intercompany eliminations.

APPENDIX 4. CONSOLIDATED BALANCE SHEET

in EUR x million                                     31 DECEMBER 2001         31 DECEMBER 2002        % CHANGE

Assets

Tangible fixed assets                                           2,032                    1,415            -30.4
Participating interests                                         2,628                    2,883              9.7
Investments                                                   307,446                  297,581            - 3.2
Lending                                                       254,214                  284,448             11.9
Banks                                                          54,083                   45,682            -15.5
Cash                                                            9,264                   11,421             23.3
Other assets                                                   49,775                   51,186              2.8
Accrued assets                                                 25,677                   21,754            -15.3
                                                              -------                  -------

TOTAL                                                         705,119                  716,370              1.6


Equity and liabilities

Shareholders' equity                                           21,514                   18,254            -15.2
Preference shares of Group companies                            2,542                    2,146            -15.6
Third-party interests                                           1,461                    1,959             34.1
                                                              -------                  -------

Group equity                                                   25,517                   22,359            -12.4
Subordinated loan                                                 600                    2,412            302.0
                                                              -------                  -------

Group capital base                                             26,117                   24,771            - 5.2

General provisions                                              4,587                    3,489            -23.9
Insurance provisions                                          213,986                  195,831            - 8.5
Funds entrusted to and debt securities of
the banking operations                                        276,367                  319,824             15.7
Banks                                                         107,810                   96,267            -10.7
Other liabilities                                              63,349                   65,397              3.2
Accrued liabilities                                            12,903                   10,791            -16.4
                                                              -------                  -------

TOTAL                                                         705,119                  716,370              1.6

CHANGES IN SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2000/2001                                        25,274          21,514
In EUR x million
Net profit                                                                                4,577           4,500
Revaluations (after tax)                                                                 -3,118          -3,444
Realised capital gains transferred to P&L account                                        -  860          -1,040
Write-off of goodwill                                                                    -1,908          -1,176
Exchange rate differences                                                                   212          -1,041
Exercise of warrants and stock options                                                      163              -2
Changes in ING Groep N.V. shares held by group companies                                 -  526             822
Dividend paid                                                                            -2,300          -1,969
Other                                                                                                        90
                                                                                         ------          ------

SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2001/2002                                        21,514          18,254

APPENDIX 5. QUARTERLY RESULTS

                                                     2001      2001      2001      2001      2002     2002      2002      2002
in EUR x million                                       Q1        Q2        Q3        Q4        Q1       Q2        Q3        Q4
------------------------------------------------------------------------------------------------------------------------------

Life                                                  794       824       714       609       828      906       888       897
Non-life                                              125       225       122       158       153      166       191       144
                                                    -----     -----     -----     -----     -----    -----     -----     -----
Total insurance operations                            919     1,049       836       767       981    1,072     1,079     1,041
Total banking operations                              675       707       398       390       546      537       274       111
                                                    -----     -----     -----     -----     -----    -----     -----     -----
OPERATIONAL RESULT BEFORE TAXATION                  1,594     1,756     1,234     1,157     1,527    1,609     1,353     1,152
Taxation                                              383       404       260       118       316      292       306       142
Third-party interests                                  80        80        73        91        75       99        73        85
                                                    -----     -----     -----     -----     -----    -----     -----     -----
OPERATIONAL NET PROFIT                              1,131     1,272       901       948     1,136    1,218       974       925
of which:
Insurance operations                                  681       782       653       694       787      866       825       880
Banking operations                                    450       490       248       254       349      352       149        45

OPERATIONAL NET PROFIT PER ORDINARY SHARE            0.59      0.65      0.47      0.49      0.59     0.63      0.50      0.48


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    2001               2002
in EUR x million
-------------------------------------------------------------------------------------------

Net cash flow from operating activities                           23,424             39,222

Investments and advances:
- participating interests                                       -  2,473           -  1,584
- investments in shares and property                            -  9,136           -  8,805
- investments in fixed-interest securities                      -266,951           -295,121
- other investments                                                  -18           -    262
Disposals and redemptions:
- participating interests                                            527                276
- investments in shares and property                               7,566             11,361
- investments in shares regarding financing of acquisitions          583                  0
- investments in fixed-interest securities                       240,039            260,725
- other investments                                                   48                 41
Net investment for risk of policyholders                           2,663              6,813
                                                                --------           --------
Net cash flow from investing activities                          -27,152           - 26,556

Subordinated loans of Group companies                              3,257              3,651
Bonds, loans taken up and deposits by reinsurers                   4,266                419
Private placements of ordinary shares                                623                438
Changes in shares ING Groep N.V.                                 -   563                653
Cash dividends                                                   - 2,300           -  1,977
                                                                --------           --------
Net cash flow from financing activities                            5,283              3,184

Net cash flow                                                      1,555             15,850
Cash at beginning of year                                          3,486              4,681
Exchange rate differences                                        -   360                499
                                                                --------           --------
CASH AT END OF PERIOD                                              4,681             21,030

APPENDIX 6. GEOGRAPHICAL BREAKDOWN OF OPERATIONAL INCOME

                                        INSURANCE              BANKING                 TOTAL           %
                                       OPERATIONS           OPERATIONS                            CHANGE
in EUR x million                   2001      2002       2001      2002       2001       2002
---------------------------------------------------------------------------------------------------------

The Netherlands                  12,173    11,971      4,821     4,982     16,971     16,939       - 0.2
Belgium                           2,179     2,645      1,957     2,044      4,136      4,689        13.4
Rest of Europe                    2,111     2,027      3,018     2,773      5,129      4,800        -6.4
North America                    37,938    39,383        537       600     38,475     39,982         3.9
South America                     1,496       910        238       251      1,734      1,161       -33.0
Asia                              5,364     6,627        476       436      5,840      7,063        20.9
Australia                         2,179     2,170         55       107      2,234      2,277         1.9
Other                               285       438          9         8        294        446        51.7
                                 ------    ------     ------    ------     ------     ------
                                 63,725    66,171     11,111    11,201     74,813     77,357         3.4
Income between areas             -  648    -  834                          -  650     -  836
                                 ------    ------     ------    ------     ------     ------
OPERATIONAL INCOME               63,077    65,337     11,111    11,201     74,163     76,521         3.2

* After eliminations




GEOGRAPHICAL BREAKDOWN OF OPERATIONAL RESULT BEFORE TAXATION

                                        INSURANCE              BANKING                 TOTAL           %
                                       OPERATIONS           OPERATIONS                            CHANGE
in EUR x million                   2001      2002      2001       2002        2001      2002
---------------------------------------------------------------------------------------------------------
The Netherlands                   2,074     2,232      1,523     1,510      3,597      3,742         4.0
Belgium                              94        79        521       613        615        692        12.5
Rest of Europe                      178       161        364      -311        542       -150      -127.7
North America                       762     1,037       -446      -476        316        561        77.5
South America                        79        59         24        41        103        100      -  2.9
Asia                                230       255        193        38        423        293      - 30.7
Australia                            85       330       -  7        55         78        385       393.6
Other                                69        20       -  2      -  2         67         18      - 73.1
                                 ------    ------     ------    ------     ------     ------
OPERATIONAL RESULT BEFORE
TAXATION                          3,571     4,173      2,170     1,468      5,741      5,641        -1.7

APPENDIX 7. ADDITIONAL INFORMATION

SPECIFICATION OF OPERATIONAL REALISED CAPITAL GAINS ON EQUITIES

                               2001                  2002                     %
in EUR x million                                                         CHANGE
--------------------------------------------------------------------------------
Life insurance                  663                   916                  38.2
Non-life insurance              116                    87                 -25.0
                                ---                 -----
Total before taxation           779                 1,003                  28.8
Taxation                         66                   183                 177.3
                                ---                 -----
TOTAL AFTER TAXATION            713                   820                  15.0




SPECIFICATION OF OPERATIONAL REALISED CAPITAL GAINS ON REAL ESTATE

                               2001                  2002                     %
in EUR x million                                                         CHANGE
------------------------------------ --------------------- ---------------------
Life insurance                  215                   331                  54.0
Non-life insurance               11                    22                 100.0
                                ---                   ---
Total before taxation           226                   353                  56.2
Taxation/third parties           79                   133                  68.4
                                ---                   ---
TOTAL AFTER TAXATION            147                   220                  49.7




BANK LENDING

                               31 DECEMBER           31 DECEMBER               %
in EUR x billion                      2001                  2002          CHANGE
--------------------------------------------------------------------------------
The Netherlands
- public authorities                   2.2                   3.2            45.5
- other corporate                     52.8                  63.5            20.3
                                     -----                 -----
Total corporate                       55.0                  66.7            21.3

Personal                              70.1                  77.3            10.3
                                     -----                 -----

Total the Netherlands                125.1                 144.0            15.1

International                        129.1                 140.4             8.8
                                     -----                 -----

TOTAL BANK LENDING                   254.2                 284.4            11.9



EFFICIENCY RATIOS BANKING OPERATIONS PER EXECUTIVE CENTRE

                                               2001                         2002
in %
--------------------------------------------------------------------------------

ING Europe*                                    71.3                         70.6
ING Asset Management                           88.4                         87.2
TOTAL BANKING OPERATIONS*                      71.7                         71.0
* Excluding ING Direct and the restructuring provision for international wholesale banking.

APPENDIX 8. ADDITIONAL EMBEDDED VALUE INFORMATION

NEW BUSINESS PRODUCTION AND VALUE BY REGION
The value of new life business written in 2002 was EUR 519 million, representing a substantial increase over the year 2001 amount of EUR 336 million (revised). During 2002 ING invested EUR 1,841 million to write new life insurance business. The overall rate of return expected on this investment is 11.5%. This compares to an overall return of 11.2% in 2001. The expected internal rate of return in developing markets is 15.4%.

VALUE OF NEW BUSINESS:
--------------------------------------------------------------------------------------------------------------
                                          New production 2001                              NEW PRODUCTION 2002

                       annual       single     IRR      value       annual       single        IRR       value
in EUR x million      premium      premium    in %                 premium      premium       in %
--------------------------------------------------------------------------------------------------------------
Americas                2,366       17,715     9.1          9        1,807       17,010        9.8         132
Asia/Pacific            1,306          814    14.9        248        1,109        1,737       15.4         280
Central Europe            151           64    15.1         18          165          150       12.8          26
Netherlands               177        1,077    10.6         29          191          909        8.6          12
South West Europe          62        1,173    15.3         32           72        1,789       19.0          69
                        -----       ------                ---        -----       ------                    ---
TOTAL                   4,062       20,843    11.2        336        3,344       21,595       11.5         519
--------------------------------------------------------------------------------------------------------------

Substantial progress has been made with respect to acquisition expense overruns. During 2002, these overruns were EUR 133 million, representing an after tax reduction of EUR 150 million compared to 2001. Most of the decrease is from the Americas, where overruns in 2002 were EUR 68 million, a EUR 143 million reduction from the 2001 level. The overall internal rate of return for ING's life business is 12.7% excluding acquisition expense overruns.

EMBEDDED VALUE

EMBEDDED VALUE OF THE LIFE OPERATIONS
--------------------------------------------------------------------------------
In EUR x million                                  2001                      2002
--------------------------------------------------------------------------------
Free surplus                                     3,232                     1,526
Value of in-force business                      22,595                    21,753
                                                ------                    ------
EMBEDDED VALUE                                  25,827                    23,279
--------------------------------------------------------------------------------

EMBEDDED VALUE PER EXECUTIVE / MANAGEMENT CENTRE
--------------------------------------------------------------------------------
In EUR x million                                  2001                      2002
--------------------------------------------------------------------------------
Americas                                        10,274                     9,122
Asia/Pacific                                     2,865                     2,364
Central Europe                                     806                     1,253
Netherlands                                     10,819                     9,476
Southwest Europe                                 1,063                     1,064
                                                ------                    ------
EMBEDDED VALUE                                  25,827                    23,279
--------------------------------------------------------------------------------

The primary reasons for the decline in embedded value relate to the poor economic environment, e.g., negative equity returns and low investment yields.

MOVEMENT ANALYSIS
--------------------------------------------------------------------------------
CHANGE IN EMBEDDED VALUE OVER 2002                              in EUR x million
--------------------------------------------------------------------------------
REPORTED EMBEDDED VALUE 2001                                              25,827
Investment return on free surplus                                         -1,212
Value of new business                                                        519
Required return                                                            1,849
Experience variances                                                      -2,055
Discount rate changes                                                      1,502
Assumption changes                                                        -1,817
Currency effects                                                          -2,028
(Dividends) and capital injections                                           225
Other                                                                        469
                                                                          ------
ENDING EMBEDDED VALUE 2002                                                23,279
--------------------------------------------------------------------------------
The major components of the change in value of 2002 are given in the table above. The primary causes of change are as follows:
- A substantial portion of the free surplus is invested in equities. The investment return on free surplus in 2002 was -EUR 1,212 million primarily due to decreases in the equity portfolio.
- The required return of EUR 1,849 is the rollup of the discount rate on the beginning value of inforce and on the value of new business.
- Actual results for 2002 were EUR 2,055 million less than expected. Primary contributors were a fall in the equity portfolio backing general account liabilities in EC Europe, a fall in the equity portfolio backing separate account liabilities in EC Americas, and credit related losses in the US.
- Discount rates decreased by 0.8% overall to better reflect ING's weighted average cost of capital.
- Assumption changes reduced value by EUR 1,817 million. Major assumption changes included lower assumed investment income, lower assumed separate account growth rates and higher assumed credit defaults in EC Americas.

NEW BUSINESS PRODUCTION AND VALUE IN DEVELOPING MARKETS*, BY REGION

Developing markets new business value increased by 22% over 2001 to EUR 237 million.

-------------------------------------------------------------------------------------------------------
                                       New production 2001                          NEW PRODUCTION 2002
                     annual single         value       IRR       annual      single     value       IRR
in EUR x million    premium    premium                 in%      premium     premium                in %
-------------------------------------------------------------------------------------------------------
Americas                 59        332        -8       5.8           20         175       - 8       5.5
Asia/Pacific            926         65       194      16.3          767          59       224      17.5
Central Europe          106         12         8      11.5          132          52        21      12.4
                      -----        ---       ---      ----          ---         ---       --
TOTAL                 1,091        409       194      15.8          919         286       237      15.4
-------------------------------------------------------------------------------------------------------

* The countries included as developing markets are:
- Americas: Argentina, Chile, Mexico;
- Asia/Pacific: China, India, Indonesia, Korea, Malaysia, Philippines, Thailand, Taiwan;
- Central Europe: Czech Republic, Hungary, Poland, Romania, Slovakia.

INDEPENDENT OPINION
Watson Wyatt, an international actuarial consultancy firm, has reviewed the methodology and assumptions used by ING in the calculation of the embedded value of the life insurance business at 31 December 2002 and the value of new business written during 2002. All material business units in the Americas, Asia Pacific and Europe were covered in the review.
Watson Wyatt has concluded that the methodology adopted is appropriate and that the assumptions used are reasonable overall.
Watson Wyatt has also performed limited high level checks on the results of the calculations and has discovered no material issues. Watson Wyatt has not, however, performed detailed checks on the models and processes used.

APPENDIX 9. INFORMATION FOR SHAREHOLDERS

SHARES AND WARRANTS
The average number of shares used for the calculation of net profit per share, was 1,928.0 million (1,923.1 million for 2001). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of December 2002 was 1,992.7 million (including 28.4 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) preference shares of EUR 1.20 nominal value outstanding at the end of December 2002 was 87.1 million. Until 1 January 2004, the dividend on these preference shares will amount to EUR 0.2405.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of December 2002 was 17.2 million.

In 2002, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 2,033.9 million (purchases and sales). The highest closing price was EUR 31.20, the lowest EUR 13.30; the closing price at the end of December 2002 was EUR 16.15.

LISTING
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

Rating
ING Groep N.V. and ING Verzekeringen N.V. were downgraded by Standard & Poor's from AA- to A+ on 21 November 2002. Moody's stated at the end of December 2002 that it was in the process of reviewing its ratings (both Aa2) for these two legal entities. Both Moody's and Standard & Poor's reconfirmed the rating (respectively Aa2 and AA-) for ING Bank N.V. in the reporting year.

IMPORTANT DATES IN 2003*:
o 24 March 2003: SEC-filing of annual accounts on form 20-F, with simultaneous publication on ing.com
o 15 April 2003, 10:30 a.m. CET: Annual General Meeting of Shareholders, Circustheater, The Hague
o 15 May 2003: publication results first three months 2003
o 23 May 2003: payment date final dividend 2002
o 14 August 2003: publication results first six months 2003
o 14 November 2003: publication results first nine months 2003

o All dates shown are provisional.

                                    SIGNATURE




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                           ING Groep N.V.

                           (Registrant)





                           By:   /s/ C. Maas
                              ----------------------------------


                                    C. Maas

                                    Chief Financial Officer





                           By:   /s/ H. van Barneveld
                              ----------------------------------


                                    H. van Barneveld

                                    General Manager Corporate Control & Finance




Dated: February 21, 2003